Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

CHANGE OF FINANCIAL YEAR END DATE

This announcement is made by MINISO Group Holding Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CHANGE OF FINANCIAL YEAR END DATE

The board of directors of the Company (the “Board”) announces that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the next audited consolidated financial statements of the Company will be for the period of six months from July 1, 2023 to December 31, 2023.

REASON FOR THE CHANGE

The change is to: (i) improve the consistency between financial reporting and our business operation, as we formulate annual budgeting and assessment target on a calendar year basis, and (ii) align the Company’s financial reporting with that of the Company’s domestic peers to improve comparability on both a quarterly and an annual basis. To the best of its knowledge and belief, the Board does not foresee any material adverse impact on the Group resulting from the change of financial year end date of the Company and there is no other significant matter that needs to be brought to the attention of the shareholders of the Company in this regard.

SUBSEQUENT FINANCIAL REPORTING PERIODS

Following the change of financial year end date of the Company to December 31, the Company will announce and publish its financial results with respect to the following financial reporting periods on or before the following relevant deadlines:

Financial reporting periods covered	Deadline of publication

Unaudited financial results of the Group for the six months ended December 31, 2023	March 31, 2024

Audited financial results to be included in the annual report of the Group for the six months ended December 31, 2023	April 30, 2024

Unaudited interim results of the Group for the six months ending June 30, 2024	August 31, 2024

Thereafter, the Company will announce its unaudited or audited annual results of the Group for the period of 12 months from January 1 to December 31 and its unaudited interim results of the Group for the period of six months from January 1 to June 30 on or before March 31 and August 31 each year, respectively.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 17, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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